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                                                                    EXHIBIT 99.1

REPORT TO SHAREHOLDERS
2ND QUARTER 2000
(U.S. DOLLARS)

Since its inception, International Uranium Corporation (the "Company") has pursued the strategic objective of being a uranium company active in uranium exploration, project development, mining, marketing and trading and the development of the alternate feed/uranium-bearing waste recycling business. In each of these areas there have been many successes; however, overall the Company is at a stage where re-evaluation of this strategy is imperative. To this end, the Company initiated the implementation of a plan to significantly reduce overheads and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. The decision was made to sell the U.S. based uranium mining and exploration assets and shutdown the mining operations support facilities located in Fredonia, Arizona. Further reductions were made in the Mill stand-by costs, the Mongolian joint venture expenses, and corporate overhead.

A major highlight for this quarter, which helps to clear the path for the continued development of the alternate feed business, is a decision rendered by the Nuclear Regulatory Commission ("NRC") upholding the amendment that allowed the Company to process the Ashland 2 material. This decision resolved in the Company's favor a long-standing dispute with the State of Utah over the types of materials that can be processed as alternate feeds and validates the Company's view that the recycle of uranium-bearing waste material through the White Mesa Mill is a valid, environmentally superior alternative to direct disposal of these materials.

The Mill's processing operations continued in a standby mode during this quarter Mill personnel, in addition to receiving alternate feed materials, have been performing routine maintenance in preparation for the next alternate feed run, as well as performing considerable analytical testing and development work in support of the Company's alternate feed program. During the quarter the NRC accepted the Reclamation Plan for the White Mesa Mill, and as a result the Company was able to reduce the Mill reclamation obligation from $11,138,000 to $9,682,500.

Although the Company has placed its Mongolian Joint Venture project on stand-by, the Company considers the Joint Venture a valuable long term asset due to the vast potential and the successes to date. The Company is in discussions with other investors and interested parties regarding their possible participation in the Joint Venture in order to further exploration in the area.

As a result of the Company's conventional ore processing run, the Company has significant inventories of both uranium concentrates and vanadium pentoxide. Uranium spot market prices continued their downward trend, decreasing from $9.80 per pound U3O8 at the beginning of the fiscal year, to $9.20 per pound at the end of the quarter and currently at $8.45 per pound. Market demand, at only 4 million pounds, fell dramatically from the same quarter in 1999. Uranium spot market prices are not expected to improve during the next six months because of continued weak demand coupled with aggressive selling on the part of some major suppliers. Some analysts expect an increase in requirements buying by utilities toward the end of calendar 2000; however, demand is still considered to be very limited.

The story for vanadium was slightly better than for uranium, as vanadium prices firmed up during the quarter. Prices began the year at near $1.80 per pound V2O5, but fell to $1.30 per pound by the end of the first quarter. However a tightening of supply assisted in an upward movement in vanadium



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prices to end this quarter at $2.40 per pound. As a result of this increase in prices, and the anticipated short term nature of the run up, the Company sold approximately 216,000 pounds of vanadium pentoxide during the quarter and will continue to seek further opportunities to sell vanadium in the near term.

Effective April 6, 2000, Earl Hoellen retired as President and Chief Executive Officer of the Company to pursue other interests. Earl will be missed as he achieved many notable successes for the Company since its inception and has seen the Company through a difficult uranium/vanadium market. On behalf of the employees, I would like to thank Earl for his contributions, and we look forward to his continued involvement as a member of the Board of the Company.

FINANCIAL REVIEW

Total revenues for the six-month period ending March 31, 2000, were $6,157,808. Uranium sales were $5,311,000, vanadium sales were $353,608, while process milling fees relating to the Company's alternate feed activities totaled $493,200. These revenues were approximately 47% less than those realized over the same period last year when the Company had uranium sales of $7,520,450 and process milling fees of $4,024,174, for total revenues of $11,544,624.

Through March 31, 2000, 450,000 pounds of uranium were sold compared to 550,000 pounds during the same period last year. Gross profits from uranium sales through March 31, 2000 were $896,000, compared to $1,103,102 during the same period in 1999. During the quarter, 215,807 pounds of vanadium were sold at an average price of $1.64 per pound, resulting in gross profits of $20,197.

The Company incurred a net loss of $356,171 from process milling activities in 2000, which consisted primarily of mill standby costs of $596,337, as compared to gross profits from process milling activities of $865,164 in 1999. Approximately 13,000 tons of Ashland 1 material was received during the quarter bringing the total received to over 86,000 tons. The Company receives a recycling fee when the material is delivered, which is recorded as deferred revenue until the material is processed.

Selling, general and administrative expenses were $2,223,004 through March 31, 2000 compared to $2,316,118 during the same period in 1999. Depreciation and amortization expense was $550,639 for the same period in 2000 compared to $423,298 in 1999. Net interest and other income decreased to $385,368 from $443,121 in 1999.

As a result of lower uranium prices and vanadium production factors, the Company has write-downs of $534,894 and $71,128 in the carrying value of its uranium and vanadium inventories, respectively. The uncommitted uranium inventories were written down to $8.45 per pound U3O8, the current market price.

Given the foregoing, the Company recorded a loss for the six-month period ending March 31, 2000 of $978,738, or $0.01 per share. During the six-month period ending March 31, 1999 the Company sustained a net loss of $3,788,029, or approximately $0.06 per share, which was due in large part to a write-down of $3,460,000 in the value of the Company's uranium/vanadium ore stockpiles. Net working capital remains strong at $12,722,730 of which $646,031 was made up of cash and cash equivalents. Accounts receivable at March 31, 2000 were $3,216,798, which were received under normal terms in April.


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Through the second fiscal quarter, the Company used $2,095,807 of cash in operations compared to $2,189,824 provided by operations during the same period last year. This was due primarily to decreases in accounts payable and reclamation liabilities partially offset by changes in inventory levels and changes in trade receivables for inventory sales. Investment in properties, plant, and equipment was $20,204 in 2000 compared to $1,469,894 in 1999. Expenditures on the Mongolia property have been reduced to $180,503 for the 2000 period from $655,799 in 1999.

During March 2000, the Company renewed its working capital loan agreement with Norwest Bank Colorado, N.A. The principal amount was reduced from $10,000,000 to $5,000,000 and the maturity date was extended from March 31, 2000 to March 31, 2001. This facility provides for advances based upon receivable levels and U3O8 inventories. As of March 31, 2000, $500,000 was outstanding under this facility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing Financial Review and elsewhere in this Report to Shareholders represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company's results and the above discussion include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, changes to reclamation requirements, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, the ability to develop the alternate feed business, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.




ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein
Ron F. Hochstein
President and Chief Executive Officer
May 23, 2000